U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-28575

                           NOTIFICATION OF LATE FILING

  (Check One): [ ] Form 10-K/KSB [ ] For 20-F [ ] Form 11-K [x] Form 10-Q/QSB
                                 [ ] Form N-SAR

                    For the Period Ended: September 30, 2008

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report of Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: ____________________


  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                         GLOBAL AIRCRAFT SOLUTIONS, INC.
                         -------------------------------
                             Full Name of Registrant

                                       N/A
                                       ---
                            Former Name if applicable

                             6901 South Park Avenue
                             ----------------------
            Address of Principal Executive Office (Street and Number)

                                Tucson, AZ 85706
                                ----------------
                            City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement required by rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-Q could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant hereby represents that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 without unreasonable effort or expense. The Auditor for the Company requires additional time to complete the review of the quarterly financial statements for the quarter ending September 30, 2008.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Patricia Graham, Chief Financial Officer, Interim (520) 294-3481

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Global Aircraft Solutions, Inc. has caused this notification to be signed on its behalf by the undersigned officer, thereunto duly authorized.

Date:  November 17, 2008            Global Aircraft Solutions, Inc.
                                    (name of Registrant as specified in Charter)

                                    By:  /s/   John B. Sawyer
                                         ---------------------------------------
                                         Title:  President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.